UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

2Q05

Consolidated Information and Results

Second Quarter 2005

(Unaudited)

Rio de Janeiro, July 28, 2005

TNL Participações Outstanding Shares (th): 382.122 (Ex-treasury) TNLP3: R$ 54.01 TNLP4: R$ 38.90 TNE: US$ 16.65/ADR (06/30/2005)	Telemar Norte Leste Outstanding Shares (th): 238,614 (Ex-treasury) TMAR3 ON: R$ 69.40 TMAR5 PNA: R$ 56.40 TMAR6 PNB: R$ 46.00 (06/30/2005)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance Review

2.1 Customer Base

2.2 Wireline Services

2.3 Broadband Services

2.4 Wireless Services

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 EBITDA

3.4 Depreciation / Amortization

3.5 Financial Result

3.6 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Recent Events

8. Consolidated Income Statements

9. Balance Sheets

10. Main Loans

11. Scheduled Events

1. Highlights of the Quarter

 The Telemar Group customer base increased by 811 thousand in the quarter and 3.1 million in the past 12 months, to reach 23.7 million customers at the end of Jun/05, comprising:

  Wireline: 15.0 million lines in service (-0.9% on 1Q05)

  Wireless: 8. 1 million subscribers (+11.9% on 1Q05)

   Velox (ADSL): 0.6 million subscribers (+15.7% on 1Q05)

  Net revenues amounted to R$ 4,123 million (increasing by 3.0% on 1Q05 and 8.6% on 2Q04) . The quarterly change is mainly due to the strong growth in mobile and data revenues.

  Average revenue per user ( ARPU ) in the quarter was R$ 82 for wireline and R$ 21 for wireless services .

  Consolidated EBITDA totaled R$ 1,664 million, compared to R$ 1,669 million in 1Q05 (-0.3%) and R$ 1,493 million in 2Q04 (+11.4%).

   EBITDA margins were as follows:

•  TNL: 40.4% (1Q05 – 41.7%)

•  TMAR: 39.5% (1Q05 – 40.6%)

•  Oi: 10.4% (1Q05 – 20.8%)

  Net financial expenses amounted to R$ 401 million (+4.1% on 1Q05) .

  Net income for the quarter added up to R$ 204 million (1Q05 - R$ 193 million), or R$ 0.53 per share (US$ 0.22 per ADR).

  Net debt reached R$ 7,153 million (1.06x EBITDA for the past 12 months), up 12.1% from the end of Mar/05.

  Capital expenditures (Capex) amounted to R$ 509 million in the quarter, corresponding to 12.3% of net revenues.

  Free cash flow after Capex totaled R$ 817 million (1Q05 - R$ 776 million).

2. Operating Performance Review

2.1 Customer Base

At the end of the quarter, the Telemar Group had 23,719 thousand customers (+14.9% compared to Jun/04), including 14,966 thousand fixed-line, 8,112 thousand mobile, and 641 thousand broadband (ADSL) customers

Chart 1 – Customer Base (million)

2.2 Wireline Services

At the end of the quarter, the installed plant comprised 17,110 thousand lines, of which 14,966 thousand were in service (utilization rate of 87.5%), consisting of 11,716 thousand residential, 2,617 thousand commercial and 633 thousand public telephones. During 2Q05, 637 thousand lines were installed and 775 thousand lines were disconnected, with net disconnections of 138 thousand lines (1Q05 - 112 thousand). The average plant in service totaled 14,997 thousand lines in the quarter
(-1.1%).

2.3 Broadband Services

ADSL subscribers (Velox) totaled 641 thousand at the end of 2Q05, a 15.7% increase from the previous quarter, with net additions of 87 thousand in the quarter, 145 thousand in the first half of 2005 and 296 thousand compared to 2Q04 (+85.8%). The Velox share in the total fixed lines in service reached 4.3% (1Q05 – 3.7% and 2Q04 – 2.3%).

Velox is currently offered in 173 cities of Region I.

Chart 2 – ADSL Subscribers (thousand)

2.4 Wireless Services

Oi reached 8,112 thousand customers (+11.9% on 1Q05), with an estimated market share of 24.1% in its region (1Q05 – 23.8%). The customer mix comprised 86% under prepaid and 14% under postpaid plans.

Chart 3 – Mobile Subscribers (thousand) and Market Share

During the quarter, 1,117 thousand handsets were sold to our distribution channels (1Q05 – 353 thousand). In the period, 1,310 thousand users were activated and 448 thousand were disconnected, with net additions of 862 thousand customers (87% prepaid). Oi accounted for 26.7% of net additions in its region (1Q05 – 30.2% and 2Q04 – 34.9%).

The average customer base totaled 7,681 thousand (+8.9% on 1Q05 and +61.7% on 2Q04). The churn rate represented 5. 8% of the average subscriber base in 2Q05 (1Q05 – 4.6%). The strong sales during Christmas period have an impact in disconnections in 150 to 180 days after the sales.

Chart 4 - Average Mobile Base (thousand) and Churn Rate

The wireless service penetration rate in Oi's region reached 33.7% (30.5% in 1Q05 and 24.8% in 2Q04).

3. Consolidated Results

3.1 Revenues

Gross revenues for the quarter totaled R$ 5,815 million, increasing 3.2% from 1Q05 as a result of Oi's expansion and the growth in data services.

In comparison with 2Q04, gross revenues grew by 9.4%, which was also as a result of higher revenues from mobile and data services, as well as fixed line rate increases implemented in the second half of 2004.

Wireless revenues accounted for 11.4% of total gross revenues for 2Q05, compared to 8.9% in the previous quarter and 9.3% in 2Q04.

Net revenues for the quarter amounted to R$ 4,123 million, up 3.0% on 1Q05 and 8.6% on 2Q04.

The main changes in gross revenue per service are described below. It should be pointed out that the increase in handset sales accounted for 71% of the revenue growth from 1Q05.

Wireless revenue composition for the first half of 2005 compared with the same period of 2004 shows the increasing share of "outgoing calls", to 36% of total wireless revenues (28% in the first half of 2004). With the growth in wireless services, the share of handsets sales decreased from 32%, in the first half of 2004, to 23%.

As for the wireline business, fixed-to-mobile services (VC1/VC2/VC3) decreased its share to 16% of total gross revenues from wireline services (1 st half of 2004 – 18%). The relative share decrease can be partly attributed to non implementation of the rate adjustment scheduled for early February.

Table 1 – Gross Revenue Breakdown

1H04	1H05	R$ million	2Q04	1Q05	2Q05	Change % QoQ	Change % YoY	1H04	1H05	Chg. %
100%	**100%**	**Wireline**	**4,753**	**5,133**	**5,153**	**0%**	**8%**	**9,495**	**10,286**	**8%**
44%	45%	Local (ex - VC1)	2,092	2,332	2,311	-1%	10%	4,189	4,643	11%
14%	13%	Local Fixed-to-Mobile (VC1)	692	646	650	1%	-6%	1,367	1,296	-5%
15%	15%	Long Distance (ex - VC2/3)	721	792	801	1%	11%	1,425	1,593	12%
4%	3%	LD Fixed-to-Mobile (VC2/3)	168	168	162	-4%	-4%	349	330	-6%
6%	5%	Network Usage	295	268	272	1%	-8%	600	540	-10%
8%	9%	Data	373	453	493	9%	32%	737	946	28%
5%	5%	Public Phones	235	274	265	-3%	13%	474	539	14%
3%	3%	Additional Services	121	131	136	4%	12%	238	266	12%
1%	1%	Other	56	69	63	-8%	12%	116	132	15%
100%	**100%**	**Wireless**	**493**	**504**	**662**	**31%**	**34%**	**865**	**1,167**	**35%**
68%	**77%**	**Services**	**316**	**431**	**462**	**7%**	**46%**	**593**	**893**	**51%**
18%	18%	Subscription	81	104	107	3%	31%	154	210	36%
28%	36%	Outgoing Calls	129	195	221	13%	72%	242	417	72%
6%	5%	Domestic/Inter. Roaming	23	34	25	-26%	11%	51	60	18%
12%	11%	Network Usage	56	61	69	13%	23%	101	129	28%
5%	7%	Data and Other SMP Services	27	37	40	8%	48%	44	77	74%
32%	**23%**	**Handset Sales**	**178**	**74**	**201**	**172%**	**13%**	**273**	**274**	**0%**
91%	90%	Wireline	4,753	5,133	5,153	0%	8%	9,495	10,286	8%
8%	10%	Wireless	493	504	662	31%	34%	865	1,167	35%
1%	0%	Contact Center	69	-	-	-	-	100	-	-
100%	**100%**	**Total Gross Revenue**	**5,316**	**5,637**	**5,815**	**3%**	**9%**	**10,460**	**11,453**	**9%**
-	-	**Consolidated Net Revenue**	**3,798**	**4,004**	**4,123**	**3%**	**9%**	**7,487**	**8,128**	**9%**

3.1.1 Wireline Services

Gross revenues from wireline services remained virtually unchanged (+0.4%) from the previous quarter, while increasing by 8.4% compared to 2Q04, as detailed below.

Local

• Local fixed-to-fixed (monthly subscription, pulse, installation fee): These revenues added up to R$ 2,311 million (-0.9% on 1Q05 and +10.5% on 2Q04).

=> Monthly subscription fees amounted to R$ 1,614 million, down 1.2% on 1Q05, as a result of the decreased number of lines in service in the quarter. Compared to 2Q04, revenues increased by 13.9%, primarily due to tariff adjustments introduced in the second half of 2004.

=> Revenues from Pulses reached R$ 658 million, basically in line (-0.3%) with 1Q05. Compared to 2Q04, revenues increased by 4.9%, as a result of the tariff adjustment, partly offset by the reduced traffic in the period, chiefly because of the migration of customers from dial-up to broadband access to the internet (ADSL) as well as the increased number of restricted service lines ("Fale Local / Já Pago" – local service only / prepaid lines).

• Local fixed-to-mobile calls (VC1) revenues amounted to R$ 650 million, in line with the previous quarter's levels (+0.6%). The 6.0% decline when compared to 2Q04 is attributable to a lower volume of traffic, influenced by the migration to wireless originated calls. It should be stres sed that the 2005 adjustment in fixed-to-mobile call rates was implemented only as from July 17. Had the adjustment be implemented in February, as is usual, revenues for the quarter would have been higher by approximately R$ 52 million (R$ 84 million in 1H05).

 Long distance (LD)

• Domestic and International LD revenues grew by 1.1% in the quarter (+R$ 9 million), driven by the growth in the inter-regional segment. When compared to 2Q04, the 11.0% growth (+R$ 80 million) is due to rate increases market share gains – notably in the inter-regional segment – as well as increased long distance calls placed from mobile lines (SMP).

• Fixed-to-mobile calls (VC2/3) revenues declined 3.9% (-R$ 6 million) and 4.0% from the previous quarter and 2Q04, respectively, due to reduced traffic in the period, as a result of the growing number of calls being placed from mobile lines.

Remuneration for network usage increased by 1.3% (+R$ 4 million) on 1Q05 basically due to the resolution of a settlement that was pending with a mobile operator (R$ 4.5 million). The change from 2Q04 (-7.8%) is mainly due to the redefinition of local areas – which impacts our long distance interconnection revenues – as well as a decrease in rates (due to the productivity factor).

 Data transmission services revenues grew by 9.0% (+R$ 40 million) on 1Q05, reflecting the increased revenues from Velox and other data services provided to corporate customers.

When compared to 2004, the growth in revenues from data transmission services continues very strong, at 32.2% (+R$ 120 million), driven by increased Velox (+R$ 72 million) and other data services (+R$ 66 million).

Public telephones revenues decreased by 3.1% (-R$ 9 million) compared with 1Q05 due to the lower prepaid card sales in the period. Compared to 2Q04, revenues grew by 13.0% (+R$ 30 million) primarily as a result of rate increases.

Other revenues dropped 8.4% (-R$ 6 million) sequentially, mostly because advanced voice services had been positively impacted by a TV show (" Big Brother Brasil") in that quarter. These revenues increased by 11.8% from 2Q04, driven by advanced voice services (+14.2%), chiefly on account of increased traffic on 0800 calls.

3.1.2 Wireless Services

Revenues from wireless services, on a consolidated basis, totaled R$ 662 million in the quarter, increasing by 31.3% (+R$ 158 million) from 1Q05, primarily as a result of the expansion in "handset sales" (+R$ 127 million) and "outgoing calls" (+R$ 26 million). Consolidated service revenues grew by 7.2% in the quarter.

When compared to 2Q04, the revenue increase was 34.3%. Revenues from services grew by 46.3% (with an average customer base expansion of 61.7%), while handset sales increased by 44.5%.

Revenues from mobile interconnection in 2Q05 amounted to R$ 69 million (+13.2% on 1Q05) – after elimination of R$ 153 million relating to TMAR.

Oi's gross revenues in the quarter amounted to R$ 891 million. Service revenues (excluding handset sales) added up to R$ 616 million, approximately 5.0% above 1Q05 levels, primarily due to the growth in outgoing calls. Net revenues totaled R$ 685 million (+20.9% on 1Q05 and +25.6% on 2Q04).

During 2Q05, ARPU reached R$ 20.80, down 1.4% from the previous quarter (R$ 21.10), reflecting the strong growth in the customer base for the period.

Revenues from wireless data services totaled R$ 33 million, increasing by 3.1% on 1Q05 and accounting for 5.4% of total wireless service revenues for the quarter.

Net revenues from the sale of 1,117 thousand handsets in the quarter (+216.4% on 1Q05) amounted to R$ 145 million (+222.2% on 1Q05).

3.2 Operating Costs and Expenses

Costs and expenses (ex-depreciation and amortization) increased by 5.3% on 1Q05 (R$ 123 million) and 6.7% on 2Q04 (R$ 154 million).

When compared to 1Q05, the increase was mainly derived from strong handset sales, which affected handset costs (+R$ 162 million) and third-party service expenses (+R$ 58 million) – mainly sales commissions and related costs. This was partly offset by lower interconnection costs (-R$ 56 million), provisions for doubtful accounts (-R$ 40 million), marketing (-R$ 27 million), and personnel (-R$ 18 million) expenses.

The most significant variations, compared to 2Q04, relate to the spin-off of Contax, impacting third-party services and personnel expenses. In effect, the increase in third-party services (+R$ 244 million) was partly offset by the reduction in personnel expenses (-R$ 129 million). The R$ 50 million reduction in interconnection costs, as detailed below, is also worth noting.

Table 2 – Operating Costs and Expenses

• Interconnection costs declined 8.8% (R$ 56 million) from 1Q05, mainly due to gains arising from the negotiation of VU-M pass through with another mobile operator (R$ 26 million).

These costs declined by 8.0% on 2Q04, due to Oi's market share gains and reduced fixed-to-mobile traffic.

• Personnel expenses decreased by 11.3% on 1Q05 (R$ 18 million), as a result of a 5.0% headcount reduction, as well as lower employee severance costs incurred in the quarter.

On a yearly basis, personnel expenses fell by 47.6%, mostly because of the spin-off of Contax (approximately R$ 97 million in 2Q04), with a reduction in the number of employees 81.4% (16.8% ex-Contax).

Table 3 – Employees

• SMP handset costs and other (COGS) increased by 182.1% compared to 1Q05, as a result of the strong sales in the period. The volume of handsets sold rose by 216.4%. Year over year, costs increased by 13.0%, while handset sales grew by 44.5%.

• Third-party services rose by 7.4% (+R$ 58 million) on 1Q05, chiefly due to the increase in sales logistics and commissions (+R$ 26 million), advisory and legal counsel expenses (+R$ 12 million) and plant maintenance (+R$ 11 million).

Compared to 2Q04, these expenses grew by 40.9% (R$ 244 million), because of the inclusion of call center expenses following the spin-off of Contax (+R$ 93 million) , in addition to higher sales commissions (+R$ 47 million), plant maintenance (+R$ 28 million) and electricity (+R$ 25 million) expenses .

• Marketing expenses declined by 32.5% (-R$ 27 million) on 1Q05, primarily on account of fewer media and promotional campaign expenses compared to 1Q05 (World Summer Games, Fashion Rio and the launch of Oi Internet), and by 9.7% (-R$ 6 million) on 2Q04.

• Rental/Leasing/Insurance decreased by 4.6% (-R$ 7 million) in the quarter. In comparison with 2Q04, these costs rose by 5.1%, due to the adjustment of rights-of-way and post rental agreements in 1Q05.

• Provisions for doubtful accounts – PDA represented 2.0% of consolidated gross revenues for the quarter (1Q05 – 2.8% and 2Q04 – 2.5%) and 2.4% in the first half of 2005 (1H04 – 3.0%).

PDA accounted for 1.2% of Oi's gross revenues in the quarter (1Q05 – 1.7% and 2Q04 – 2.3%). At TMAR (parent company), PDA amounted to 2.1% of gross revenues (1Q05 – 2.8% and 2Q04 – 2.5%).

The decrease in PDA levels compared to 1Q05 is due to campaigns the company carried out that provided residential customers discounts on outstanding amounts, recoveries from corporate and government customers and an improvement in the co-billing process with other operators.

• Other operating expenses (revenues) increased by R$ 39 million on the previous quarter, chiefly because of provisions for employees' profit sharing (+R$ 25 million) and contingencies (+R$ 22 million).

Year over year, the R$ 51 million increase was mainly due to higher provisions for contingencies
(+R$ 21 million) and taxes (+R$ 16 million), as well as lower revenues from technical assistance services
(-R$ 6 million).

3.3 EBITDA

Consolidated EBITDA stood at R$ 1,664 million, a 0.3% decrease compared to the previous quarter and an 11.5% increase on 2Q04, corresponding to a margin of 40.4% on net revenues for the quarter (1Q05 – 41.7% and 2Q04 – 39.3%).

Chart 5 – Consolidated EBITDA (R$ million) and Margin (%)

• TMAR recorded consolidated EBITDA of R$ 1,632 million (+0.3% on 1Q05 and +12.9% on 2Q04). EBITDA margin was 39.5% (1Q05 – 40.6% and 2Q04 – 38.7%).

• Oi recorded EBITDA of R$ 71 million, with a 10.4% margin (1Q05 – 20.8% and 2Q04 – 1.9%).

3.4 Depreciation / Amortization

Depreciation and amortization expenses totaled R$ 846 million in 2Q05, slightly above 1Q05 (1.8%) and 4.7% below 2Q04.

Table 4 – Depreciation and Amortization

In the first half of 2005, total depreciation and amortization expenses decreased 10.1% for the wireline business compared to the same period of 2004, while increasing 22.7% for the wireless business, as a result of the investments made to expand the capacity of our wireless plant.

3.5 Financial Result

Net financial expenses amounted to R$ 401 million in 2Q05, up R$ 16 million from 1Q05 and R$ 57 million lower than in 2Q04, as detailed below:

Table 5 – Financial Result

Financial revenues were approximately R$ 14 million below the prior quarter's figures, mostly as a result of the reduced cash position in 2Q05, due to dividend and interest on capital (IOC) payments amounting to R$ 1,308 million.

Financial expenses increased by R$ 2 million compared to the previous quarter. The main items are as follows:

(i) Interest on loans and debentures of R$ 198 million , in line with the prior quarter (R$ 200 million).

(ii) Exchange results on loans and financing represented expenses of R$ 157 million (a R$ 52 million reduction in the quarter), as follows:

(a)  Foreign exchange and monetary variation revenues of R$ 760 million, arising from exchange revenues of R$ 780 million on foreign currency loans – given the appreciation of the real during the period – and monetary variation expenses of R$ 20 million;

(b)  Currency swap expenses of R$ 917 million, arising from of R$ 642 million expenses with exchange variations and interest expenses, CDI-based, amounting to R$ 275 million.

(iii) Other financial expenses totaled R$ 280 million, increasing by R$ 55 million on 1Q05, primarily because of increased monetary restatement of provisions, taxes on financial revenues and other expenses.

During the first half of 2005, net financial expenses added up to R$786 million, R$ 82 million less than in the same period of 2004 (- 9.4%).

3.6 Net Income

Consolidated net income for the quarter amounted to R$ 204 million (+5.6% on 1Q05 and +160.0% on 2Q04). Earnings per share were R$ 0.53 (US$ 0.22 per ADR). In 1H05 net income totaled R$ 397 million, a 32.8% increase compared to 1H04.

It should be pointed out that as a result of the declaration of IOC during 2Q05, at TNL and TMAR, the provision for "income tax and social contribution", went from 44.3% of earnings before taxes (1Q05) to 24.0% (2Q05).

Table 6 – Earnings per Share

Chart 6 – Net Income (R$ million)

4. Debt

Consolidated total debt , including currency swap results, was slightly lower than in Mar/05 (-0.7%), amounting to R$ 11,092 million at the end of 2Q05. Of that amount, 68% was denominated in foreign currencies (2Q04 – 74%). The cash position at the end of quarter was R$ 3,939 million, equivalent to 93% of short-term debt.

Consolidated net debt at the end of Jun/05, of R$ 7,153 million, increased by R$ 773 million compared to Mar/05 (+12.1%), due to R$ 1,308 million in payments for dividends and IOC in April. Compared to the end of Jun/04 it represents a decrease of R$ 202 million (-2.7%).

It should be noted that, as a result of Share Buyback Programs at both TNL and TMAR that ended Apr/05 and Jun/05, a total of R$ 478 million in treasury stock was acquired (TNL – R$ 319 million, and TMAR – R$ 159 million). The buybacks had a consolidated cash impact of R$ 45 million during 2Q05.

Table 7 - Debt (EOP)

Local currency loans reached R$ 3,518 million in 2Q05 (32% of total debt), consisting primarily of
R$ 2,119 million due to BNDES, at the average cost of TJLP + 4.3% p.a., and R$ 1,226 million relating to non-convertible debentures, bearing interest at CDI + 0.7% p.a. and maturing in 2006.

Foreign currency loans , in the amount of R$ 5,476 million – excluding swap results of R$ 2,098 million – bear interest at contractual average rates of 6.4% p.a. for transactions in U.S. dollar, 1.5% p.a. for transactions in Japanese yen, and 10.6% p.a. for a basket of currencies (BNDES). Approximately 71.4% of the foreign currency loans were subject to floating interest rates.

Of the total contracted foreign currency debt, 92.1% had some kind of hedge, of which 80% in foreign exchange swap transactions (86% of which contracted through final maturity of the related debts), and 20% in financial investments linked to exchange variations.

Under exchange swap transactions, the exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions, at the end of the quarter, was equal to 100.4% of the CDI rate (which was 19.5% p.a. on average, in the quarter).

During 2Q05, new borrowings reached R$ 361 million including a draw down in a credit facility with the BNDES of R$ 185 million (total cost of TJLP + 4.5% p.a.) to finance Oi's expansion.

Amortizations added up to approximately R$ 679 million in the quarter, of which R$ 326 million related to repayments of principal and R$ 353 million to cash interest expenses.

During 2Q05, funds owed by TMAR to TNL amounted to R$ 1,357 million.

The following graphs show the quarterly evolution of the Company's consolidated net debt and the debt maturity schedule.

Chart 7 – Net Debt (R$ million)

Chart 8 – Debt Repayment Schedule (R$ 11,092 million)

5. Capital Expenditures

During the quarter, Capex totaled R$ 509 million (12.3% of consolidated net revenues), of which
R$ 296 million was allocated to wireline and R$ 213 million to the wireless business.

Table 8 – Capex

6. Cash Flow

Consolidated cash flow from operations reached R$ 1,333 million in the quarter (1Q05 - R$ 1,234 million and 2Q04 - R$ 1,897 million). The consolidated free cash flow after investing activities amounted to R$ 817 million (1Q05 - R$ 776 million and 2Q04 - R$ 1,560 million).

In 1H05, cash flow after investing activities reached R$ 1,593 million (R$ 2,269 million in 1H04). The reduction was due to an increase in CAPEX (+R$ 434 million) and a change in working capital (R$ 322 million).

The reduction of cash and short term investments in the quarter resulted from the payment of R$ 1.3 billion as dividends and interest on capital to TNL and TMAR shareholders.

Disbursements under the Share Buyback Program amounted to R$ 45 million in 2Q05 (1Q05 - R$ 84 million) and R$ 478 million since inception, in Jun/04.

Table 9 – Consolidated Cash Flow

R$ million	2Q04	1Q05	2Q05	1H04	1H05
(i) Cash Flow from operating activities	**1,897.0**	**1,234.3**	**1,333.2**	**2,808.6**	**2,567.5**
Net income for the period	78.3	193.0	203.8	298.7	396.8
Minority interest in results of operations	27.3	51.5	101.3	71.6	152.8
Adjustments to reconcile net income to net cash:	1,558.2	1,531.2	1,317.7	2,947.3	2,848.9
Interest and monetary variation on loans and financings	504.7	444.2	197.1	871.2	641.3
Depreciation/Amortization	887.3	831.0	845.9	1,787.8	1,676.9
Contingency Provisions	160.5	212.0	230.6	266.4	442.5
Other	5.8	44.1	44.1	22.0	88.2
Change in Working Capital	233.1	(541.5)	(289.5)	(509.0)	(831.0)
(ii) Cash flow from investing activities	**(337.3)**	**(458.4)**	**(515.8)**	**(540.2)**	**(974.2)**
Cash Flow after investing activities	**1,559.8**	**775.9 ***	**817.4**	**2,268.5**	**1,593.3**
(iii) Cash flow from financing activities	**(307.0)**	**(1,282.6)**	**(318.0)**	**(837.5)**	**(1,600.6)**
Cash Flow after financing activities	**1,252.7**	**(506.7)**	**499.5**	**1,430.9**	**(7.3)**
Payment of Dividends and Interest on Capital	(3.3)	(4.6)	(1,307.8)	(889.5)	(1,312.5)
Buyback Program	(21.6)	(83.8)	(44.7)	(21.6)	(128.5)
Increase (decrease) in cash and banks	**1,227.8**	**(595.2)**	**(853.0)**	**519.8**	**(1,448.2)**
Reduction in Cash due to Contax Spin-Off	-	(85.2)	-	-	(85.2)
Cash and banks at the beginning of the period	3,617.4	5,472.4	4,792.0	4,325.5	5,472.4
Cash and banks at the end of the period	4,845.3	4,792.0	3,939.0	4,845.3	3,939.0

(*) – Reinstated to better reflect the effects of Contax Spin-off.

7. Recent Events

 2005 Tariff Adjustment

•  Local services, long-distance services and network usage

On July 1, 2005, Telemar was authorized to implement wireline tariff adjustments according to the concession agreement, based on the variation in the IGP-DI, less the productivity factors.

Table 10 – Authorized Adjustment	Table 11 – New Maximum Tariffs*

(*) – For the State of Rio de Janeiro, including taxes. (**) – Long-distance tariffs refer to peak hours (maximum tariff).

•  Fixed-to-mobile calls

On July 15, 2005, Telemar was authorized to adjust local fixed-to-mobile calls (VC1) by +7.99%, and mobile interconnection rates (VU-M) to complete VC1 calls by +4.5%. VC2 and VC3 tariff adjustments, as well as related VU-M rates, are still being discussed among wireline and wireless operators.

  Tax Assessment

Tele Norte Leste informed that it received a tax assessment from the Secretaria da Receita Federal, the Brazilian IRS, for R$1.35 billion related to a corporate restructuring plan implemented almost six years ago in 1999.

The restructuring plan included the transfer, from its majority shareholder, Telemar Participações, to TNE, of goodwill recorded in connection with the acquisition of TNE shares from the Brazilian Government at the time Telebrás and its subsidiaries were privatized. The transfer enabled TNE to increase cash flow by allowing the Company to utilize tax credits generated by the goodwill amortization. By the end of 2004, TNE had exhausted the tax benefits.

The use of goodwill amortization for the purpose of generating tax credits is provided for in Brazilian law (Law no. 9532/97). Consequently, the Company is absolutely convinced of the legality of the transaction, and has obtained legal opinions from three first tier law consultants in Brazil to support its position.

TNE is prepared to dispute the tax assessment and will take all necessary measures to preserve its legal rights. Although it may take up to five years for a final verdict to be reached in a proceeding like this one, the Company trusts that the tax assessment will be cancelled within the administrative sphere of the Brazilian IRS, and that there is no discrete legal issue involved to justify dragging this discussion to court.

IOC – Interest on capital – FY 2005

On April 19, the General Shareholders' Meetings of Tele Norte Leste (TNL) and Telemar Norte Leste (TMAR) approved maximum limits for interest on capital (IOC) to be declared in the course of 2005, in the amounts of R$ 400 million and R$ 1,000 million, respectively.

•  TNL: In April and June, TNL declared IOC, as shown on the following table:

•  TMAR: Also in April and June, TMAR declared IOC, as shown on the following table:

Share Buyback Program

During the quarter, share repurchases amounted to R$ 40.7 million (cash impact of R$ 44.7 million), of which R$ 22.2 million was used by TNLP to purchase 510,600 shares (170,200 common and 340,400 preferred shares), and R$ 18.5 million by TMAR to acquire 326,600 shares (2,700 common and 323,900 preferred shares).

Since its inception in Jun/04 and through to its end in early Jun/05, disbursements under the Share Buyback Program amounted to R$ 477.6 million. Of this total, R$ 318.5 million was disbursed by TNLP to repurchase 7,869,563 shares (1,393,900 common and 6,475,663 preferred shares), and R$ 159.1 million by TMAR to repurchase 2,830,389 shares (123,873 common and 2,706,516 preferred shares). The total amount of shares repurchased under the TMAR buyback program represented approximately 65% of the total authorized by the Board of Directors. In the case of TNL, the amount represented approximately 21% in the first stage and 7% in the second stage of the program.

Share Capital – TNL and TMAR

As of 06/30/2005, TNL and TMAR share capital breakdown was as follows:

 New credit facility from BNDES

Telemar obtained a new credit facility from BNDES, to finance its program to achieve the universal service targets (PGMU) for 2005. The facility loan amounts to R$218 million, with an 8-year term and a 12-month grace period, at the average total cost of TJLP + 3.6% p.a. The first draw down, of R$ 80 million was made in July/05.

New deals, products and services

Recharge through Oi Portal

Oi card customers can schedule the recharge of their mobile phones through the Oi Internet portal. The service will also be included in the Telemar bill and credits will be granted within 10 days from payment of the invoice. Each fixed-line telephone entitles the customer to register up to three Oi numbers, and each mobile phone will be entitled to one recharge per month.

Oi Total

Effective May 2005, Oi card customers can use their credits on fixed-line telephones and payphones including national and international long-distance calls, by dialing a 0800 number. Calls are charged by fixed-line tariffs, which are lower than Oi's prepaid tariffs.

GPRS Roaming Agreement with Brasil Telecom GSM

Oi signed a GPRS roaming agreement with Brasil Telecom GSM in Region II, for postpaid plan customers. From July 9 through September 28, promotional tariffs are being charged for this service, at the same prices charged for the Oi network.

For more information, please access our site at www.telemar.com.br/ir

8. Consolidated Income Statements

TNL CONSOLIDATED

TMAR CONSOLIDATED

TNL-PCS (Oi)

9. Balance Sheets

TNL CONSOLIDATED

TMAR CONSOLIDATED

TNL-PCS (Oi)

10. Main Loans

11. Scheduled Events

A slide presentation will be available on our website before the call at the following link:

http://www.telemar.com.br/ir

TNL – Investor Relations (IR Team) (invest@telemar.com.br) 55(21) 3131-1314 / 1315 / 1316 / 1317	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.